Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 23, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 21, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Ascentage Pharma Group International (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, each representing four ordinary shares
Ordinary shares, par value US$0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC.